UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13DA

Under the Securities Exchange Act of 1934

(Amendment No. 9 )*

Sapiens International Corporation N.V.

(Name of Issuer)

Common Shares, € 0.01 par value

(Title of Class of Securities)

N7716A102

(CUSIP Number)

Guy Bernstein

Formula Systems (1985) LTD

3 Abba Eban Boulevard

Herzlia 46725, Israel

972-9-959-8800

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of rule 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N7716A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Formula Systems (1985) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 12,503,451
		8.	Shared Voting Power NA
		9.	Sole Dispositive Power 12,503,451
		10.	Shared Dispositive Power NA
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,503,451
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
13.	Percent of Class Represented by Amount in Row (11) 5 8%
14.	Type of Reporting Person (See Instructions)
CO

SCHEDULE 13DA DISCLOSURE

Amendment No. 9

Item 1: Security and Issuer

This statement relates to Common Shares, par value 0.01 euro.

The name of the Issuer is Sapiens International Corporation N.V. (“Sapiens”), a Netherlands Antilles corporation, whose principal executive offices are located at Harman House, Uxbridge, Middlesex UB8 1QQ England.

Item 2: Identity and Background

The name of the reporting corporation is Formula Systems (1985) Ltd. (“Formula”), which is organized under the laws of Israel.

Formula’s principal business is holding and managing interests in companies that provide global IT solutions and services.

Formula’s principal office is located at 3 Abba Eban Blvd.

Herzlia Pituach, Israel 46725

There are no criminal convictions or civil judgments or injunctions to report under Item 2(d) or (e) of Schedule 13D.

Item 3: Source or Amount of Funds or Other Consideration

B etween October 200 7 and June 200 8 , Formula purchased an additional 914,858 common shares in the public market in consideration of $ 1,148,364 in cash.

Item 4: Purpose of Transaction

Formula has acquired the securities of Sapiens for long term investment purposes.

Formula may from time to time acquire additional common shares of Sapiens in the public market.

Formula does not have any current plans to dispose of the securities of the issuer or to effect any other transaction described in Items 4(b) through (j) of Schedule 13D.

Item 5: Interest in Securities of the Issuer

Formula is the beneficial owner of 12,503,451 common shares out of total outstanding shares of 21, 511 , 519 which represents 58 % of the outstanding shares of Sapiens.

Item 6: Contracts, Arrangements, Understandings, etc.

NA

Item 7: Material to Be Filed as Exhibits

NA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date: June 12, 2008

FORMULA SYSTEMS (1985) LTD.

By:

Guy Bernstein

CEO

/s/__________________

Guy Bernstein